Exhibit 99.1

Medigus: ScoutCam Closes $14 Million Private Placement

Tel Aviv, Israel, March 21, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, today announced that ScoutCam Inc. (OTCQB: SCTC)(“ScoutCam”, 27.01% owned by Medigus prior to the private placement), a leading provider of Predictive Maintenance (PdM) and Condition Based Monitoring (CBM) solutions, has completed a private placement to existing stockholders, of 3,294,117 units, at a purchase price of $4.25 per unit, with each unit consisting of one share of Scoutcam’s common stock and one three-year warrant to purchase one share of Scoutcam’s common stock at an exercise price of $5.50 per share, pursuant to the terms of Stock Purchase Agreements entered into on March 16, 2023.

Gross proceeds from the private placement of approximately $14 million are expected to be used for working capital and general corporate purposes, including to further advance Scoutcam’s innovative products and technology in the fields of Predictive Maintenance and Condition Based Monitoring, critical pillars of Industry 4.0.

The private placement was led by existing investors Mori Arkin, The Phoenix Insurance Company Ltd. (“Phoenix Insurance”) and Shotfut Menayot Israel – Phoenix Amitim (“Phoenix Amitim”). Mr. Arkin is also a member of Scoutcam’s board of directors.

“We are thrilled with the continued support and confidence of Mori Arkin, Phoenix Insurance and Phoenix Amitim. This investment, especially given volatile current market conditions, is a clear indication of their belief in Scoutcam’s strength and high potential,” said Yehu Ofer, Chief Executive Officer of ScoutCam. “These funds will allow ScoutCam the runway to accelerate our efforts to become a world leader in the video analytics cloud-based AI predictive maintenance market.”

The securities sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. Concurrently with the closing, ScoutCam and the investors entered into registration rights agreements pursuant to which Scoutcam has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the securities sold in the private placement no later than 120 days after the closing of the private placement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About ScoutCam

ScoutCam is pioneering the Predictive Maintenance (PdM) and Condition Based Monitoring (CBM) markets with its visualization and AI platform. Providing video sensor-based solutions for critical systems in the aviation, transportation, and energy industries, ScoutCam leverages proven visual technologies and products from the medical industry. ScoutCam’s unique video-based sensors, embedded software, and AI algorithms are being deployed in hard-to-reach locations and harsh environments across a variety of PdM and CBM use cases. ScoutCam’s platform allows maintenance and operations teams visibility into areas which are inaccessible under normal operation, or where the operating ambience is not suitable for continuous real-time monitoring.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC), and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com